Exhibit 99.1

Sphere 3D Corp. Provides Bitcoin Production and Mining Updates for July 2022

  The Company produced 12.78 Bitcoin during the month

  Total Bitcoin holdings grew to 62.03 coins

  Operations achieved 138.5 BTC/EH efficiency

  U.S. Customs delays miner shipments

TORONTO, Ontario, Canada, August 8, 2022 - Sphere 3D Corp. ("Sphere 3D" or the "Company") (Nasdaq: ANY), dedicated to becoming the leading carbon-neutral Bitcoin mining company operating at an industrial scale, provides results of its Bitcoin mining operation as of July 31, 2022.

CEO Comments

"I am very pleased with the production of our mining operation during July.  Our miners operated very efficiently and maintained an average uptime of about 94%.  Also during the month, we secured hosting space with Compute North, the leader in sustainable, large-scale computing infrastructure, to host our new S19j Pros at their new Wolf Hollow site in Granbury, TX.  This facility is one of the newest, next-generation data centers in the U.S. and should provide Sphere 3D solid long-term hosting options.

"The shipment of 4,000 S19j Pros discussed in last month's update are set for delivery and installation at Compute North's location beginning in August.  Logistical challenges with U.S. Customs are delaying final delivery past the expected July 2022 delivery dates.  The Sphere 3D team worked diligently with the supplier to secure expedited delivery, and the miners were air shipped to the U.S. in multiple shipments arriving between July 6 and July 10.  Unfortunately, U.S. Customs held the shipments and restricted final delivery pending receipt of documentation from our equipment supplier.  On August 2, 2022, our teams gained the release of one shipment containing about 540 miners, which are on their way to Compute North.  We expect to get the other shipments freed soon, but we won't speculate when final delivery will be allowed by U.S. Customs.  Based on conversations with industry leaders, other mining companies are being challenged with similarly frustrating U.S. Customs clearance issues.

"As of July 31, Sphere 3D had made contractual payments to FuFu Technologies Ltd.(BitFuFu) totaling $106.5 million on the purchase agreement entered into and announced in September 2021.  Considering current market conditions and the market price for the S19j Pros miners addressed by the agreement, we are revisiting the terms of the agreement with Bitfufu.  The timing and volume of any future deliveries with respect to the 60,000-unit purchase order are expected to be impacted by these discussions, and upcoming payments on the contract are not currently expected to be made.  We cannot make any assurances as to the outcome of these discussions; however, we remain optimistic that a timely and equitable resolution can be reached.  As part of our discussions, BitFufu is working with Bitmain on behalf of the Company.

"We have explored multiple financing options in recent months and have determined to maintain our current balance sheet given market conditions and available financing terms. The Company currently operates unencumbered by long-term debt and intends to continue its conservative approach to capital expenditure in the near term. To maintain our conservative approach, we intend to take delivery of our fully funded miners in 2022 and push delivery of our unfunded mining exahash into 2023.

Bitcoin Production and Holdings Update

During the month ended July 31, 2022, Sphere 3D's mining operation produced 12.78 Bitcoin or an average daily production of 0.41 Bitcoin.  Daily production volume remained flat compared to June 2022.  The equivalent approximate value of the Company's production, based on a Bitcoin price of $23,378 on July 31, 2022, totaled approximately $298,771 for the month.

Since the Company began its mining operations during the first quarter of 2022, it has produced 68.05 Bitcoin, and as of July 31, 2022, held 62.03 Bitcoin.  This represented a fair market value of about $1.45 million based on the Bitcoin price of $23,378 on July 31, 2022.  As of July 31, 2022, the Company is operating approximately 1,000 S19j Pros miners delivering a production capacity of about 100 PH/s.  Sphere 3D's mining fleet operated at 138.5 BTC/EH efficiency in July and averaged approximately 94 percent uptime.

The Company continues to employ a HODL strategy for the majority of our holdings.  The difference between the number of Bitcoin mined versus its holdings is the Bitcoin Sphere 3D used to fund working capital.

Gryphon Contract Clarification

Based on investor feedback, the Company is clarifying the canceled merger and the Master Service Agreement (MSA) with Gryphon Digital Mining (Gryphon).  Sphere 3D had three individual agreements in place with Gryphon.  1.) The merger agreement, 2.) The sublicense agreement for hosting with Core Scientific (Core), and 3.) The MSA covering Gryphon's role in managing Sphere 3D's mining fleet.

  The merger agreement was canceled on April 4, 2022.  No additional payments are required by Sphere 3D to Gryphon.

  The sublicense agreement with Core called for payments of more than $50 million to Core by Sphere 3D to prepurchase energy for the Company's miners.  The agreement between Gryphon and Sphere 3D included Gryphon acting as an intermediary for these payments.  Payments from this contract have been halted due to the changes to the miner delivery schedule and other material reasons.

  The MSA governs the continued cooperation between Sphere 3D and Gryphon following the merger termination. Gryphon receives compensation from monthly Bitcoin production for services it provides.

Corporate Update

Ms. Trompeter was featured in the panel discussion, Women Powering Mining, at Mining Disrupt, the world's largest Bitcoin mining expo.  The panel discussion was held on July 28, 2022.  She joined an all-woman cast of leaders from the mining industry on a panel discussing several topics, including the Bitcoin industry, renewable energy, and how women are driving and leading innovation in the Bitcoin mining space.  For more information, visit www.miningdisrupt.com.

CEO Closing Remarks

"Sustainable change and positioning a Company for growth require not only a level head, nerves of steel, and conviction but also a long-term focus.  We are working diligently to expand our mining operations in 2022 while exploring new and existing opportunities to enhance shareholder value.  Once complete, Sphere 3D will have a strong balance sheet, and our Company will be well positioned for growth.

"I am proud of the work the Sphere 3D team is doing.  We are working hard to grow the Company and drive incremental value for shareholders.  I am proud to lead Sphere 3D on this journey." - Patricia Trompeter, CEO of Sphere 3D

About Sphere 3D

Sphere 3D Corp. (Nasdaq: ANY) is a net carbon-neutral cryptocurrency miner with decades of proven enterprise data-services expertise.  The Company is rapidly growing its industrial-scale mining operation through the capital-efficient procurement of next-generation mining equipment and partnering with best-in-class data center operators.  Sphere 3D is dedicated to growing shareholder value while honoring its commitment to strict environmental, social, and governance standards.  For more information about the Company, please visit Sphere3D.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction.  In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions.  Expectations and beliefs regarding matters discussed herein may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected.  The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in filings with the SEC, including Sphere 3D's reports filed on Form 20-F and Form 6-K and in other filings made by Sphere 3D with the SEC from time to time and available at www.sec.gov.  These forward-looking statements are based on current expectations, which are subject to change.

Sphere 3D Contacts

NMN Advisors

Sphere3d@nmnadvisors.com

Kurt Kalbfleisch, CFO, Sphere 3D

Investor.relations@sphere3d.com